

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Michael R. Neidell
Partner
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re: Blue Foundry Bancorp**
> **PREC14A filed by Lawrence Seidman et al.**
> **Filed March 20, 2023**
> **File No. 001-40619**

Dear Michael R. Neidell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 20, 2023

General

1. Please use the updated Schedule 14A cover page.

2. Please mark as preliminary your preliminary proxy statement and form of proxy. See Rule 14a-6(e)(1).

3. Please add page numbers to the filing.

4. Please advise as to when the Participants anticipate distributing the proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

<u>Reasons for the Solicitation</u>

5.   We note the following disclosure at the end of this section: "However, the Company has not made any effort to work collaboratively with us, so we were left with no choice to take action for the benefit of all BLFY stockholders." Please clarify this statement, as its meaning is unclear.

<u>Voting and Proxy Procedures</u>

6.   We note the following disclosure: "If you vote 'FOR' less than two (2) nominees in Proposal 1, your shares will only be voted 'FOR' those nominees you have so marked." To avoid potentially confusing shareholders, please replace "those nominees" with "the nominee" or "that nominee," or advise. Please do the same on the proxy card.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions